United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Walgreens Boots Alliance, Inc.

Name of persons relying on exemption: Katie Carter, Presbyterian Church (U.S.A.)

Address of persons relying on exemption: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Walgreens Boots Alliance, Inc. Shareholders
RE:	Item No. 9 (“Stockholder proposal requesting report on risks of reproductive healthcare legislation”)
DATE:	December 22, 2023

CONTACT:	Katie Carter, Presbyterian Church (U.S.A.) at Katie.Carter@pcusa.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Presbyterian Church (U.S.A.) is not able to vote your proxies, nor does this communication contemplate such an event.

Presbyterian Church, U.S.A. urges shareholders to vote YES on Item No. 9 on the 2024 proxy ballot of Walgreens Boots Alliance, Inc. (“Walgreens” or “the Company”). The Resolved clause states:

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RESOLVED: Shareholders request that Walgreens issue a public report prior to December 31, 2024, omitting confidential and privileged information and at a reasonable expense, detailing any known and any potential risks and costs to the company caused by enacted or proposed state and federal laws regarding mifepristone and other reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

The full text of the proposal can be read here:

https://s1.q4cdn.com/343380161/files/doc_financials/2023/ar/wba-2024-notice-of-annual-proxy-statement.pdf#page=120

Summary

●	Mifepristone, a medication prescribed for miscarriage management or to induce abortion in combination with the drug misoprostol that has been safely used for over 20 years, is now able to be sold at retail pharmacies such as Walgreens after the pharmacy applies for certification.

●	Walgreens has provided various, arguably contradictory, statements related to mifepristone. To the extent Walgreens has clarified its current policy, it is still unclear how Walgreens is managing related risks, such as how it makes decisions on where it can legally distribute medication.

●	Walgreens is exposed to risks as a result of its statements and management. For example, Walgreens’ oversight of this issue has already risked a $54 million dollar contract with the state of California.

Investors are concerned that Walgreens has not properly overseen risks related to the decision to distribute, or not distribute, mifepristone.

Government regulation for certain medications is constantly developing through Food and Drug Administration (FDA) regulations, legislation, and judicial decisions. Walgreens must necessarily navigate these evolving regulations to mitigate legal and reputational risks.

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Mifepristone was first approved by the FDA in September 2000.1 In the 23 years since approval, mifepristone has been used by millions of women in over 50% of abortions and has been proven to be overwhelmingly safe and effective.2 In January 2023, the FDA enacted a regulatory change allowing retail pharmacies such Walgreens to apply for certification to sell and dispense mifepristone, a medication prescribed for miscarriage management or to induce abortion in combination with the drug misoprostol.

After the FDA regulatory change, twenty Republican attorneys general sent a letter to Walgreens and CVS warning the companies of potential legal violations from dispensing mifepristone through the mail.3 Fifteen days later, on February 16th, twenty-three Democratic attorneys general also wrote to Walgreens refuting the claims made in the Republican attorneys general letter and supporting Walgreens’ ability to offer mifepristone.4

Walgreens’ response to the Republican attorneys general stated that it would not dispense this medication in any of their respective states.5 This included Kansas, where it is legal to do so.6 At the same time, a statement released by Walgreens also maintains that once certified by the FDA, it “will dispense this medication consistent with federal and state laws” in “any jurisdiction where it is legally permissible to do so.”7 These statements appear to be contradictory. Walgreens’ policy regarding mifepristone is confusing and unclear to customers, the medical community, shareholders and other stakeholders. The company failed to reply to several attempts by shareholders in recent months to obtain a clarification of the policy.

Walgreens’ letters to the attorneys general resulted in significant negative media attention and reputational damage. (For instance, see articles in Vanity Fair titled “Walgreens Caves to Antiabortion Republicans”8 and in the LA Times titled “A spineless Walgreens bows down to anti abortion crusaders.”9) Senator Richard Blumenthal referenced Walgreens in letters to its competitors such as CVS by stating,

“[Walgreens’] blanket decision is an abdication of Walgreens’ responsibility as a health care provider. It has decided, in effect, to put profits over people. It is succumbing to bullying and intimidation by hard right ideologues, saying, ‘you win, women lose.’”10

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1 https://www.fda.gov/drugs/postmarket-drug-safety-information-patients-and-providers/questions-and-answers-mifepristone-medical-termination-pregnancy-through-ten-weeks-gestation

2 https://www.guttmacher.org/article/2022/02/medication-abortion-now-accounts-more-half-all-us-abortions

3 https://ago.mo.gov/wp-content/uploads/attachments/2023-02-01-fda-rule---walgreens-letter-danielle-gray.pdf?sfvrsn=ff1e6652_2

4 https://ag.ny.gov/sites/default/files/2-16-23_multistate_pharmacy_letter.pdf

5 https://ag.ks.gov/docs/default-source/documents/dg-mifepristone-letter-to-ks-ag.pdf?sfvrsn=bc6bd1a_2

6 https://tinyurl.com/yc5nhpkj and see https://tinyurl.com/yc64puxc

7 https://news.walgreens.com/press-center/mifepristone-resources/

8 https://tinyurl.com/yusczce8

9 https://tinyurl.com/bdy5f2pw

10 https://www.blumenthal.senate.gov/imo/media/doc/03062023cvs_mifepristone_dispensingletter.pdf

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Walgreens’ failure to publicly clarify its position invites boycotts or other retaliation. In response to Walgreens’ statement that it would not distribute mifepristone in 21 states, including states where abortion is legal, Governor Gavin Newsom announced that California would not be renewing its $54 million contract with Walgreens.11 Governor Newsom tweeted: “California won’t be doing business with @Walgreens -- or any company that cowers to the extremists and puts women’s lives at risk. We’re done.”12 Ultimately, the state was unable to cancel the contract because of federal Medicaid requirements, but future boycotts may be successful.

This ongoing lack of clarity on how Walgreens is overseeing risk leaves investors with uncertainty regarding potential or realized costs, reputational risk, compliance issues, and more. Walgreens must demonstrate to investors that it has, and is prepared to continue, proper oversight of these risks and uncertainties.

Response to Opposition Statement

Walgreens’ Board of Directors issued an Opposition Statement in response to the Proposal. First, Walgreens argues that: “The Board believes that Walgreens has been and remains clear on its position, which is to dispense mifepristone where it is legal to do so.”

To the contrary, Walgreens has been far from clear on its position on mifepristone. As explained above, Walgreens told the Kansas Attorney General that it “does not intend to dispense Mifepristone within your state”13 even though abortion is legal in Kansas up to 22 weeks.14 This appears to be in direct contradiction to its current position that it “will dispense this drug where it is legal to do so.”

Further, determining the clarity of Walgreens’ position does not satisfy the Proposal request because the Proposal does not ask for the Company’s position. Instead, after identifying instances of concerning oversight and decision making, the Proposal requests a public report “detailing any known and any potential risks and costs to the company caused by enacted or proposed state and federal laws regarding mifepristone and other reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.” The Supporting Statement then continues to request that the report identify the Company's policy on reconciling federal and state law and how political factors or litigation threats may influence the Company's decision of where it can legally dispense medications.

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11 https://www.gov.ca.gov/2023/03/08/governor-newsom-california-pulls-back-renewal-of-walgreens-contract/

12 https://apnews.com/article/california-walgreens-contract-abortion-medication-newsom-b3e04f48503fcaec414b456d083c56ed

13 https://tinyurl.com/yc5nhpkj and see https://tinyurl.com/yc64puxc

14 https://states.guttmacher.org/policies/kansas/abortion-policies

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Walgreens has not detailed any known or potential risks to the Company. It has not detailed any strategies that it may deploy to minimize those risks. Walgreens has not explained how the Company reconciles federal and state law, nor has it explained how political factors or litigation threats may influence decisions on where the Company can legally dispense medications. Further disclosure is necessary.

Walgreens continues to state that it will dispense mifepristone “where it is legal to do so.” But that begs the questions - where is it legal to do so and how does the Company make those decisions? Investors, pharmacists, physicians, and patients are still left in the dark. Walgreens itself appears to have made contradictory determinations about what states legally allow for distribution of mifepristone. Clarity on how it makes these determinations will assist investors in overseeing Walgreens’ risk management.

Second, Walgreens argues that “The Board believes that the report requested is unnecessary and does not enhance stockholder value.”

The economic risks posed by Walgreens’ management of this issue are clear from the $54 million contract with the State of California that was nearly canceled. Governor Gavin Newsom attempted but failed to revoke the contract due to federal Medicaid requirements. However, future institutional boycotts may find ways to be successful.

Further, Walgreens is at risk of falling behind its competitors. Medication abortion accounts for over 50% of all abortions.15 There is a large, new market for retail distribution of mifepristone. Some pharmacies are already distributing the medication. Large competitors of Walgreens have been consistent in their position that they would seek certification and dispense mifepristone in states where it is legal. Unlike Walgreens, those competitors did not receive negative media backlash or risk the loss of major contracts because they were consistent in their messaging.

Ultimately, the requested report enhances stockholder value by providing transparency and ensuring that risk is being properly mitigated. The full spectrum of potential risks and costs to the Company is vast and there could be significant consequences to the value of the Company if Walgreens is not exercising proper oversight.

Conclusion

The way in which Walgreens has handled decision making and communication around mifepristone leaves investors concerned that it is not properly overseeing the risks and costs to the Company. State and federal legislation and regulation are constantly evolving when it comes to mifepristone, including a pending case in the United States Supreme Court. It is necessary for Walgreens to show investors that it is properly mitigating related risks and will continue to do so as the law evolves.

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15 https://www.guttmacher.org/article/2022/02/medication-abortion-now-accounts-more-half-all-us-abortions

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Vote “Yes” on this Shareholder Proposal No. 9.

For questions, please contact Katie Carter, Presbyterian Church, U.S.A. at Katie.Carter@pcusa.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO PRESBYTERIAN CHURCH, U.S.A. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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